UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

AVP, INC.

(Name of the Issuer)

AVP, INC.
LEONARD ARMATO
AVP HOLDINGS, INC.
AVP ACQUISITION CORP.
SHAMROCK CAPITAL GROWTH FUND II, L.P.
SHAMROCK CAPITAL PARTNERS II, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0241A205

(CUSIP Number of Class of Securities)

Leonard Armato AVP, Inc. 6100 Center Drive Suite 900 Los Angeles, CA 90045 (310) 426-8000	Robert F. Perille c/o Shamrock Capital Advisors 4444 Lakeside Drive Burbank, CA 91505 (818) 845-4444

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

Kenneth Benbassat Loeb & Loeb LLP 10100 Santa Monica Blvd. Suite 200 Los Angeles, CA 90067 (310) 282-2340	David C. Fischer Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4827	John A. Weissenbach Damon R. Fisher Kirkland & Ellis LLP 777 South Figueroa Street Los Angeles, CA 90017 (213) 680-8400	Robert L. Kahan LLP Dreier Stein & Kahan The Water Garden 1620 26th Street Sixth Floor North Tower Santa Monica, CA 90404 (310) 828-9050

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐

Check the following box if the filing is a final amendment reporting the results of the transaction:	☒

Calculation of Filing Fee
Transaction valuation:	Amount of filing fee:

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,200.00
Form or Registration No.:	Schedule 14A
Filing Party:	AVP, Inc.
Date Filed:	July 3, 2007

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by AVP, Inc., a Delaware corporation (“AVP”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; Leonard Armato, AVP's chairman and chief executive officer; and AVP Holdings, Inc., a newly formed Delaware corporation (“Holdings”); AVP Acquisition Corp., a newly formed Delaware corporation wholly owned by Holdings (“Acquisition”); and Shamrock Capital Growth Fund II, L.P. and Shamrock Capital Partners II, LLC, affiliates of Holdings and Acquisition (collectively, the “Shamrock Group”) with respect to the proposed merger of Acquisition with and into AVP (the “Merger”), with AVP as the surviving corporation.

On September 5, 2007, AVP, Holdings, Acquisition and the Shamrock Group mutually agreed to terminate the Agreement and Plan of Merger (the “Merger Agreement”), which the parties entered into on April 5, 2007.

The transaction was expected to close in late September 2007, but was subject to certain customary terms and conditions, including stockholder approval. It had become apparent to both Shamrock and AVP that a substantial number of the stockholders of AVP would not vote their shares to approve the transaction. As a result, both parties decided to terminate the Merger Agreement rather than risk substantial additional expenses related to proceeding with the transaction. AVP will not pay any “breakup fee” to Shamrock or any Shamrock affiliates. It was agreed, however, that AVP will reimburse certain expenses related to the transaction incurred by AVP Holding, Inc.

The information contained in this Schedule 13E-3 and/or Proxy Statement concerning AVP was supplied by AVP, and none of the Shamrock Group takes responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning the Shamrock Group was supplied by the Shamrock Group, and AVP takes no responsibility for the accuracy of such information.

Item 16 Exhibits

Regulation M-A Item 1016(a) though (d), (f) and (g).

(d)(4) Termination of Agreement and Mutual Release made and entered into as of the 5th day of September 2007, by and between AVP, Inc., Shamrock Capital Growth Fund II, L.P., AVP Holdings, Inc. and AVP Acquisition Corp. (incorporated by reference to Exhibit 10.1 to AVP, Inc.'s Current Report on Form 8-K, filed on September 10, 2007.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 20, 2007

AVP, Inc.

/s/ Leonard Armato	By:	/s/ Leonard Armato
Leonard Armato		Leonard Armato,
Chief Executive Officer

AVP HOLDINGS, INC.

By:	/s/ Robert F. Perille
Robert F. Perille,
President

AVP ACQUISITION CORP.

By:	/s/ Robert F. Perille
Robert F. Perille,
President

SHAMROCK CAPITAL GROWTH FUND II, L.P.
By: Its:	Shamrock Capital Partners II, L.L.C. General Partner
By:	/s/ Stephen D. Royer
Stephen D. Royer
Executive Vice President

SHAMROCK CAPITAL PARTNERS II, L.L.C.

By:	/s/ Stephen D. Royer
Stephen D. Royer
Executive Vice President

EXHIBIT INDEX
Exhibit No.	Description

(d)(4)
Termination of Agreement and Mutual Release made and entered into as of the 5th day of September 2007, by and between AVP, Inc., Shamrock Capital Growth Fund II, L.P., AVP Holdings, Inc. and AVP Acquisition Corp. (incorporated by reference to Exhibit 10.1 to AVP, Inc.'s Current Report on Form 8-K, filed on September 10, 2007.)